BY EDGAR SUBMISSION

November 17, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549
Mail Stop 3561

Attention:	Lilyanna L. Peyser
Attorney Advisor

Re:

Staples, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 27, 2009

File No. 000-17586

Ladies and Gentlemen:

Enclosed please find our response to the comment regarding the above referenced filing contained in a letter from H. Christopher Owings of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Staples, Inc. (the “Company,” “Staples,” “we,” or “our”), dated November 3, 2009.

The response is set forth below.  Your comment is in bold and our response and supplemental information is in regular type.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 30

Grants of Plan-Based Awards for 2008 Fiscal Year, page 48

1.                                      In footnote 4 of this table, please disclose the grant date fair value of the performance share awards.

Response:  In future filings, we will disclose in a footnote to the Grants of Plan-Based Awards table the grant date fair value of the performance share awards. In incorporating your comment, footnote (4) of the Grants of Plan-Based Awards for the 2008 Fiscal Year table would have read as follows:

“The grant date fair value of the restricted stock granted on July 1, 2008 is $24.30 per share.  The grant date fair value of the stock options granted on July 1, 2008 is

$7.04 per share.  The grant date fair value of the performance shares and the restricted stock granted on March 13, 2008 is $21.58 per share.”

Company Acknowledgment

As requested by the Commission, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the response, need further information or would like to discuss any of the information covered in this letter, please contact me at (508) 253-8321.

Sincerely,

/s/ Kristin Campbell

Kristin Campbell
Senior Vice President & General Counsel

cc:	Ronald L. Sargent
John J. Mahoney
Christine T. Komola
Mark G. Borden, Esq.